December 11, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-207460)

Ladies and Gentlemen:

The Company hereby withdraws its prior request of even date herewith pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, to have the above-captioned Registration Statement declared effective on Monday, December 14, 2015.

The Company intends to resubmit a request pursuant to Rule 461 at a future date and time to be determined in consultation with the staff of the Securities and Exchange Commission.

Sincerely,

NANOSPHERE, INC.

By:	/s/ Michael K. McGarrity
Name:	Michael K. McGarrity
Title:	President and Chief Executive Officer